Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION

IN ACCORDANCE WITH IFRS.

September 30, 2018
(in € m.)
Debt (1), (2):
Long-term debt	152,578
Trust preferred securities	3,148
Long-term debt at fair value through profit or loss	6,148

Total debt	161,874

Shareholders’ equity:
Common shares (no par value)	5,291
Additional paid-in capital	40,134
Retained earnings	17,162
Common shares in treasury, at cost	(22)
Equity classified as obligation to purchase common shares	-
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets at FVOCI, net of tax and other	(76)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	10
Unrealized net gains (losses) on assets classified as held for sale, net of tax	-
Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at FVTPL , net of tax	34
Foreign currency translation, net of tax	29
Unrealized net gains from equity method investments	15

Total shareholders’ equity	62,577

Equity component of financial instruments	4,675
Noncontrolling interest	1,536

Total equity	68,788

Total capitalization	230,662

[1]	€ 785 million (0.5)% of our debt was guaranteed as of September 30, 2018. This consists of debt of a subsidiary which is guaranteed by the German government.
[2]	€ 61,540 million (38%) of our debt was secured as of September 30, 2018.

Due to rounding, numbers may not add up precisely to the totals provided.